Exhibit 21.1

List of Subsidiaries of RPX Corporation

Legal Name	Jurisdiction
Inventus, LLC	Texas
Inventus Solutions, Inc.	Delaware
Inventus Holdings UK Ltd.	United Kingdom
RPX Asia Corporation	Japan
RPX Clearinghouse LLC	Delaware
RPX Freedom Corporation	Delaware
RPX Insurance Services, LLC	Delaware
RPX Reinsurance LLC	Hawaii
RPX Risk Retention Group, Inc.	Hawaii
RPX RRG Holdings, Inc.	Delaware
Teris, LLC	Delaware
Unified OS Limited	United Kingdom